UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO.  6

                           ROYCE VALUE TRUST FUND, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                   780 910 105
                                 (CUSIP Number)


    Check the following box if a fee is being paid with this statement [ ].

--------------------------------------------------------------------------------
 1)   Name  and I.R.S. Identification No. of Reportingg Person:

      Yale University
      I.R.S. Number 06-0646973-N

--------------------------------------------------------------------------------
 2)   Check the Appropriate Box if a Member of a Group:

      (a) (Not Applicable)
      (b) (Not Applicable)

--------------------------------------------------------------------------------
 3)   SEC Use Only

--------------------------------------------------------------------------------
 4)   Citizenship or Place of Organization

      Yale University is a Connecticut corporation.

      Number of Shares         (5)    Sole Voting Power -           2,683,151
      Beneficially Owned by
      Each Reporting           -------------------------------------------------
      Person With:             (6)    Shared Voting Power (Not Applicable)

                               -------------------------------------------------
                               (7)    Sole Dispositive Power -      2,683,151

                               -------------------------------------------------
                               (8)    Shared Dispositive Power (Not Applicable)

--------------------------------------------------------------------------------
 9)   Aggregate Amount Beneficially Owned by Each Reporting Person: 2,683,151

--------------------------------------------------------------------------------
10)   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
      (Not Applicable)

--------------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Row 9:  10.8%

--------------------------------------------------------------------------------
12)   Type of Reporting Person:  EP

--------------------------------------------------------------------------------

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


Item 1.

      (a)  Name of Issuer:

           Royce Value Trust Fund, Inc. (the "Company")


      (b)  Address of Issuer's Principal Executive Offices:

           1414 Avenue of the Americas
           New Your, New York 10019


Item 2.

      (a)  Name of Person Filing:

           Yale University

      (b)  Address of Principal Office:

           Yale University Investments Office
           230 Prospect Street
           New Haven, CT 06511-2107
           Attn: Ted Scides, Senior Associate
      (c)  Citizenship:

           Yale University is a Connecticut corporation.

      (d)  Title of Class of Securities:

           Common Stock

      (e)  CUSIP Number:


           780 910 105


Item 3.

      If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b), check whether the person filing is a :

           ....

           (f) [X] ... Endowment Fund; see section 240.13d-1(b)(ii)(F).

           ....

Item 4.    Ownership:

      (a)  Amount Beneficially Owned:   2,683,151

      (b)  Percent of Class:     10.8%

      (c)  Number of Shares as to which such person has:

           (i)   sole power to vote or to direct the vote:
                 2,683,151

           (ii)  shared power to vote or to direct the vote:
                 (Not Applicable)

           (iii) sole power to dispose or to direct the disposition of:
                 2,683,151

           (iv) shared power to dispose or to direct the disposition of:
                (Not Applicable)

Item 5     Ownership of Five Percent or Less of a Class:

           (Not Applicable)

Item 6     Ownership of More Than Five Percent on Behalf of Another Person:

           (Not Applicable)

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           (Not Applicable)

Item 8     Identification and Classification of Members of Group:

           (Not Applicable)

Item 9     Notice of Dissolution of Group:

           (Not Applicable)

Item 10    Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 8, 1997                 /s/ David F. Swensen
                                       -----------------------------------------
                                       Name:  David F. Swensen
                                       Title: Chief Investment Officer



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